SUB-ITEM 77C:	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On May 1, 2012, a Special Meeting of Shareholders of Papp Small & Mid-Cap Growth Fund (the “Fund”), a series of Papp Investment Trust (the “Trust”), was held for the purpose of voting on the following Proposals:

Proposal 1:	Approve a proposed new investment advisory agreement between the Trust, on behalf of the Fund, and L. Roy Papp & Associates, LLP.

Proposal 2:	Elect five individuals to serve on the Board of Trustees of the Trust.

The total number of shares of the Fund present in person or by proxy represented approximately 64.30% of the shares entitled to vote at the Special Meeting.

The shareholders of the Fund voted to approve the new investment advisory agreement.  The votes cast with respect to Proposal 1 were as follows:

Number of Shares
For	Against	Abstain
782,274	0	7,048

The shareholders of the Fund voted to elect all five nominees to serve on the Board of Trustees.  The votes cast with respect to Proposal 2 were as follows:

Number of Shares
Nominee	Affirmative	Withhold
Harry A. Papp	789, 323	0
Rosellen C. Papp	789, 323	0
James K. Ballinger	789, 323	0
Cynthia P. Hubiak	789, 323	0
Carolyn P. O’Malley	789, 323	0